UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

December 26, 2023

The United States

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Attn: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, the Company’s Report on Form 6-K dated December 26, 2023 with respect to the Semi Annual Report filed with Kanto Local Finance Bureau, Japan on December 25, 2023.

This is for your reference and records.

Yours sincerely,

For ICICI Bank Limited

/s/ Vivek Ranjan_____________

Vivek Ranjan

Assistant General Manager

Encl: as above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1.	Form 6-K dated December 26, 2023

2.	Semi Annual Report filed with the Kanto Local Finance Bureau, Japan on December 25, 2023

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 25, 2023

For Six-month Period:	From April 1, 2023 through September 30, 2023

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Nilanjan Sinha
General Counsel

Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law

of Attorney-in-Fact:
Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1039

Name of Person to Contact with:	Nozomu Shiba, Attorney-at-Law
Shunpei Hori, Attorney-at-Law
Yoshiki Hiramatsu, Attorney-at-Law
Ayako Motosugi, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1779

Place(s) for Public Inspection:	Not applicable

Notes:

1.	In this Semi-Annual Report, all references to “we”, “our” and “us” are, unless the context otherwise requires, to ICICI Bank Limited on a standalone basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to “ICICI Bank” or “the Bank” are, as the context requires, to ICICI Bank Limited on a standalone basis. References to “the Group” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under generally accepted accounting principles in India (“Indian GAAP”).

2.	In this document, references to “U.S. $” are to United States dollars, references to “Rs.” are to Indian rupees, and references to “¥” or “JPY” are to Japanese yen. For purposes of readability, certain U.S. dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2023 as quoted by MUFG Bank, Ltd. in Tokyo (U.S. $ 1 = ¥ 147.88), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.94 based on the foreign exchange rate as announced by MUFG Bank, Ltd. in Tokyo as at December 1, 2023.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular “fiscal” year are to our fiscal year ending at March 31 of that particular year. For example, “fiscal 2024” refers to the year beginning on April 1, 2023 and ending at March 31, 2024.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION	1
I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY	1
II.	OUTLINE OF COMPANY	2
	1. Trends in Major Business Indices, etc.	2
	2. Nature of Business	7
	3. State of Affiliated Companies	7
	4. State of Employees	7
III.	STATEMENT OF BUSINESS	7
	1. Management Policy, Business Environment and Problems to be Coped with, etc.	7
	2. Risks in Business, etc.	7
	3. Management’s Analysis of Financial Position, Operating Results and Statement of Cash Flows	8
	4. Material Contracts Relating to Management, etc.	23
	5. Research and Development Activities	23
IV.	STATEMENT OF FACILITIES	24
	1. State of Major Facilities	24
	2. Plan for Installation, Retirement, etc. of Facilities	24
V.	STATEMENT OF FILING COMPANY	25
	1. State of Shares, etc.	25
	(1) Total Number of Shares, etc.	25
	(i) Total Number of Shares	25
	(ii) Issued Shares	25
	(2) State of Exercise of Bonds with Stock Acquisition Rights etc.with Moving Strike Clause	25
	(3) Total Number of Issued Shares and Capital Stock	26

-i-

	(4) Major Shareholders	26
	2. Statement of Directors and Officers	27
VI.	FINANCIAL CONDITION	34
	1. Interim Financial Statements	34
	2. Other Information	37
	(1) Legal and Regulatory Proceedings	37
	(2) Subsequent Events	40
	3. Major Differences between United States and Japanese Accounting Principles and Practices	40
	4. Major Differences between Indian and Japanese Accounting Principles and Practices	45
VII.	TRENDS IN FOREIGN EXCHANGE RATES	52
VIII.	REFERENCE INFORMATION OF FILING COMPANY	53

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	54
I.	INFORMATION ON GUARANTY COMPANY	54
II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY	54
III.	INFORMATION ON BUSINESS INDICES, ETC.	54

-ii-

PART I. CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report (“ASR”) filed on September 27, 2023 for fiscal 2023.

II.       OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited and unaudited, standalone and consolidated financial results of ICICI Bank Limited prepared in accordance with Indian GAAP.

Standalone financial results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2021	March 31, 2023	March 31, 2023	March 31, 2022
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 68,248.00	JPY 1,324,011.20	Rs. 49,704.58	Rs. 41,617.05	Rs. 109,231.34	JPY 2,119,088.00	Rs. 86,374.55
	a) Interest/discount on advances/bills	52,963.02	1,027,482.59	37,563.19	30,722.67	83,942.97	1,628,493.62	63,833.56
	b) Income on investments	13,638.31	264,583.21	9,705.14	8,139.58	20,888.46	405,236.12	16,409.27
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	907.04	17,596.58	829.68	400.27	1,850.51	35,899.89	1,560.83
	d) Others	739.63	14,348.82	1,606.57	2,354.53	2,549.40	49,458.36	4,570.89
2.	Other income	11,211.93	217,511.44	9,720.07	8,793.04	19,831.45	384,730.13	18,517.53
3.	TOTAL INCOME (1)+(2)	79,459.93	1,541,522.64	59,424.65	50,410.09	129,062.79	2,503,818.13	104,892.08
4.	Interest expended	31,713.63	615,244.42	21,707.75	18,991.55	47,102.74	913,793.16	38,908.45
5.	Operating expenses (e)+(f)	19,377.91	375,931.45	15,727.69	12,609.42	32,873.24	637,740.86	26,733.32
	e) Employee cost	7,609.08	147,616.15	5,737.74	4,758.98	12,059.93	233,962.64	9,672.75
	f) Other operating expenses	11,768.83	228,315.30	9,989.95	7,850.44	20,813.31	403,778.21	17,060.57
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	51,091.54	991,175.88	37,435.44	31,600.97	79,975.98	1,551,534.01	65,641.77
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	28,368.39	550,346.77	21,989.21	18,809.12	49,086.81	952,284.11	39,250.31
8.	Provisions (other than tax) and contingencies (refer note no. 4)	1,875.07	36,376.36	2,788.34	5,565.17	6,665.58	129,312.25	8,641.42
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	26,493.32	513,970.41	19,200.87	13,243.95	42,421.23	822,971.86	30,608.89
10.	Exceptional items	..	..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	26,493.32	513,970.41	19,200.87	13,243.95	42,421.23	822,971.86	30,608.89
12.	Tax expense (g)+(h)	6,584.12	127,731.93	4,738.09	3,116.98	10,524.73	204,179.76	7,269.40
	g) Current tax	6,383.89	123,847.47	4,844.35	2,879.65	10,254.48	198,936.91	6,297.68
	h) Deferred tax	200.23	3,884.46	(106.26)	237.33	270.25	5,242.85	971.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	19,909.20	386,238.48	14,462.78	10,126.97	31,896.50	618,792.10	23,339.49
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..

15.	NET PROFIT FOR THE PERIOD (13)-(14)	19,909.20	386,238.48	14,462.78	10,126.97	31,896.50	618,792.10	23,339.49
16.	Paid-up equity share capital (face value Rs. 2 each)	1,400.83	27,176.10	1,393.79	1,387.09	1,396.78	27,097.53	1,389.97
17.	Reserves excluding revaluation reserves	210,508.56	4,083,866.06	177,407.93	152,176.34	195,495.25	3,792,607.85	165,659.93
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.21%	..	0.20%	0.20%	0.20%	..	0.19%
	ii) Capital adequacy ratio (Basel III)	16.07%	..	16.93%	18.33%	18.34%	..	19.16%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	28.46	55.21	20.79	14.62	45.79	88.83	33.66
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	27.96	54.24	20.38	14.34	44.89	87.09	32.98
19.	NPA Ratio [1]
	i) Gross non-performing customer assets (net of write-off)	29,836.94	578,836.64	32,570.86	41,437.41	31,183.70	604,963.78	33,919.52
	ii) Net non-performing customer assets	5,046.47	97,901.52	6,099.29	8,161.04	5,155.07	100,008.36	6,960.89
	iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	2.48%	..	3.19%	4.82%	2.81%	..	3.60%
	iv) % of net non-performing customer assets to net customer assets	0.43%	..	0.61%	0.99%	0.48%	..	0.76%
20.	Return on assets (annualized)	2.40%	..	2.02%	1.67%	2.16%	..	1.84%
21.	Net worth [2]	204,617.01	3,969,569.99	170,442.17	144,264.76	189,125.63	3,669,037.22	158,769.75
22.	Outstanding redeemable preference shares	..	..	..	..	..	..	..
23.	Capital redemption reserve	350.00	6,790.00	350.00	350.00	350.00	6,790.00	350.00
24.	Debt-equity ratio [3]	0.30	..	0.40	0.38	0.37	..	0.44
25.	Total debts to total assets [4]	6.79%	..	8.73%	6.50%	7.53%	..	7.60%
1.	At September 30, 2023, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.55% (March 31, 2023: 2.87%, September 30, 2022: 3.26%, March 31, 2022: 3.76%, September 30, 2021: 5.12%) and net non-performing advances to net advances was 0.45% (March 31, 2023: 0.51%, September 30, 2022: 0.65%, March 31, 2022: 0.81%, September 30, 2021: 1.06%).

2.	Net worth is computed as per the Reserve Bank of India Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.

3.	Debt represents borrowings with residual maturity of more than one year.

4.	Total debts represents total borrowings of the Bank.

Consolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2021	March 31, 2023	March 31, 2023	March 31, 2022
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 64,137.23	JPY 1,244,262.26	Rs. 48,710.23	Rs. 40,693.22	Rs. 103,775.34	JPY 2,013,241.60	Rs. 84,639.22
b	Wholesale Banking	33,452.90	648,986.26	22,424.57	19,156.35	50,614.85	981,928.09	39,971.49
c	Treasury	54,024.35	1,048,072.39	38,380.32	32,787.00	84,536.92	1,640,016.25	67,321.09
d	Other Banking	3,064.20	59,445.48	1,811.60	1,361.76	4,464.00	86,601.60	2,778.41
e	Life Insurance	23,350.83	453,006.10	21,051.94	20,842.14	47,930.17	929,845.30	45,340.24
f	Others	6,416.95	124,488.83	4,500.68	4,369.02	9,725.98	188,684.01	8,733.25
	Total segment revenue	184,446.46	3,578,261.32	136,879.34	119,209.49	301,047.26	5,840,316.84	248,783.70
	Less: Inter segment revenue	75,070.20	1,456,361.88	52,482.79	44,373.03	114,868.46	2,228,448.12	91,247.38
	Income from operations	109,376.26	2,121,899.44	84,396.55	74,836.46	186,178.80	3,611,868.72	157,536.32
2.	Segmental results (i.e., Profit before tax and minority interest)
a	Retail Banking	9,074.60	176,047.24	8,342.48	2,995.57	17,533.68	340,153.39	11,400.39
b	Wholesale Banking	8,749.70	169,744.18	7,405.50	3,784.83	15,785.78	306,244.13	9,052.93
c	Treasury	8,189.15	158,869.51	5,650.70	5,300.22	14,037.21	272,321.87	9,674.48
d	Other Banking	755.31	14,653.01	439.76	301.87	1,001.45	19,428.13	627.12
e	Life Insurance	456.79	8,861.73	355.17	258.84	896.89	17,399.67	790.56
f	Others	2,712.03	52,613.38	2,060.59	2,142.69	4,202.37	81,525.98	4,349.99
g	Unallocated expenses	..	..	(2,550.00)	1,050.00	(5,650.00)	(109,610.00)	25.00
	Total segment results	29,937.58	580,789.05	21,704.20	15,834.02	47,807.38	927,463.17	35,920.47
	Less: Inter segment adjustment	798.72	15,495.17	867.47	1,040.62	1,550.92	30,087.85	1,679.20
	Add: Share of profit in associates	586.49	11,377.91	517.78	382.68	998.29	19,366.83	754.43
	Profit before tax and minority interest	29,725.35	576,671.79	21,354.51	15,176.08	47,254.75	916,742.15	34,995.70
3.	Segment assets
a	Retail Banking	668,057.40	12,960,313.56	547,304.40	440,449.89	603,959.37	11,716,811.78	487,651.93
b	Wholesale Banking	463,638.43	8,994,585.54	391,612.01	334,763.84	432,874.35	8,397,762.39	379,091.80
c	Treasury	556,107.71	10,788,489.57	516,823.60	482,178.51	512,940.50	9,951,045.70	521,896.09
d	Other Banking	85,485.62	1,658,421.03	77,931.47	65,889.47	83,696.05	1,623,703.37	68,286.69
e	Life Insurance	276,072.97	5,355,815.62	247,827.69	241,441.14	255,689.90	4,960,384.06	244,006.42
f	Others	79,509.73	1,542,488.76	52,124.46	40,544.01	71,134.84	1,380,015.90	51,653.48
g	Unallocated	7,409.61	143,746.43	10,294.09	10,695.36	9,656.72	187,340.37	10,572.66
	Total	2,136,281.47	41,443,860.52	1,843,917.72	1,615,962.22	1,969,951.73	38,217,063.56	1,763,159.07
	Less: Inter segment adjustment	11,431.72	221,775.37	10,763.90	11,909.30	11,461.23	222,347.86	10,521.69
	Total segment assets	2,124,849.75	41,222,085.15	1,833,153.82	1,604,052.92	1,958,490.50	37,994,715.70	1,752,637.38
4.	Segment liabilities
a	Retail Banking	940,334.15	18,242,482.51	830,053.25	726,094.15	891,354.54	17,292,278.08	791,894.25
b	Wholesale Banking	416,050.16	8,071,373.10	321,677.03	293,984.46	347,276.49	6,737,163.91	321,390.70
c	Treasury	145,118.41	2,815,297.15	156,709.28	106,797.40	144,338.32	2,800,163.41	133,045.58
d	Other Banking	54,431.14	1,055,964.12	48,111.03	48,834.28	51,378.80	996,748.72	49,428.36
e	Life Insurance	265,576.06	5,152,175.56	238,362.01	232,835.33	245,755.62	4,767,659.03	234,991.26
f	Others	69,541.69	1,349,108.79	43,866.06	33,601.16	62,250.16	1,207,653.10	44,120.97
g	Unallocated	13,345.66	258,905.80	10,000.00	5,210.46	13,100.00	254,140.00	6,235.46
	Total	1,904,397.27	36,945,307.04	1,648,778.66	1,447,357.24	1,755,453.93	34,055,806.24	1,581,106.58
	Less: Inter segment adjustment	11,431.72	221,775.37	10,763.90	11,909.30	11,461.23	222,347.86	10,521.69
	Total segment liabilities	1,892,965.55	36,723,531.67	1,638,014.76	1,435,447.94	1,743,992.70	33,833,458.38	1,570,584.89
5.	Capital employed	231,884.20	4,498,553.48	195,139.06	168,604.98	214,497.80	4,161,257.32	182,052.49
6.	Total (4)+(5)	Rs. 2,124,849.75	JPY 41,222,085.15	Rs. 1,833,153.82	Rs. 1,604,052.92	Rs. 1,958,490.50	JPY 37,994,715.70	Rs. 1,752,637.38

_______________________________

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	‘Retail Banking’ includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document ‘International Convergence of Capital Measurement and Capital Standards: A Revised Framework’. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	‘Wholesale Banking’ includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	‘Treasury’ primarily includes the entire investment and derivative portfolio of the Bank.

5.	‘Other Banking’ includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e., ICICI Bank UK PLC and ICICI Bank Canada.

6.	‘Life Insurance’ represents ICICI Prudential Life Insurance Company Limited.

7.	‘Others’ comprises the consolidated entities of the Bank, not covered in any of the segments above.

8.	‘Unallocated’ includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on October 21, 2023. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for the six months ended September 30, 2023.

2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard 25 on ‘Interim Financial Reporting’ as prescribed under the Companies Act 2013.

3.	Details of resolution plans implemented under the Resolution Framework for COVID-19 related Stress as per the Reserve Bank of India circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at September 30, 2023 are given below:

Rs. in crore

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2023 (A)	Of (A), aggregate debt that slipped into NPA during the six months ended September 30, 2023[1]	Of (A) amount written off during the six months ended September 30, 2023	Of (A) amount paid by the borrowers during the six months ended September 30, 2023[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2023
Personal Loans[3]	1,960.78	111.98	4.98	281.75	1,567.05
Corporate persons	810.90	..	..	13.32	797.58
Of which, MSMEs	..	..	..	..	..
Others	568.76	42.20	2.59	95.26	431.30
Total	3,340.44	154.18	7.57	390.33	2,795.93

1.	Includes cases which have been written off during the period.

2.	Net of increase in exposure during the period.

3.	Includes various categories of retail loans.

4.	At September 30, 2023, the Bank holds contingency provision of Rs. 13,100.00 crore (March 31, 2023: Rs. 13,100.00 crore; September 30, 2022: Rs. 10,000.00 crore).

5.	During the three months ended September 30, 2023, the Bank has allotted 6,437,365 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

6.	In accordance with the Reserve Bank of India’s guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the Reserve Bank of India Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

8.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, MSKA & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.

9.	Rs. 1.00 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 27, 2023 for fiscal 2023.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 27, 2023 for fiscal 2023.

4.	State of Employees

At September 30, 2023, we had 139,105 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 27, 2023 for fiscal 2023.

2.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 27, 2023 for fiscal 2023, except below.

The Board of Directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.

In fiscal 2019, the Audit Committee under direction given by the Board of Directors of the Bank had instituted an independent enquiry to consider various allegations relating to the former Managing Director and Chief Executive Officer, Ms. Chanda Kochhar. The enquiry was supported by an external counsel and a forensic firm. The allegations levelled against Ms. Kochhar included nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct. While the enquiry was underway, the Board accepted Ms. Kochhar’s request for early retirement, while noting that the enquiry would remain unaffected by this and certain benefits would be subject to the outcome of the enquiry. Subsequently, on consideration of the enquiry report and its conclusions, the Board of Directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences.

In January 2020, the Bank instituted a recovery suit against Ms. Kochhar for, among other things, the clawback of bonus paid from April 2009 to March 2018. Ms. Kochhar also filed a suit before Bombay High Court in January 2022 contending that her employment termination is invalid and she is entitled to all the Employee Stock Options, which were originally allocated to her. An alternative prayer for claiming, damages of Rs. 17.3 billion is sought by her. Both these suits are under trial and being heard by the single bench of Bombay High Court. A Special Leave Petition was filed by Ms. Kochhar challenging the order passed by Bombay High Court was dismissed by Supreme Court on December 8, 2023.

The Securities and Exchange Board of India issued a show-cause notice to Ms. Kochhar and to the Bank in 2018 in relation to the allegations. In November 2020, the Securities and Exchange Board of India issued a modified show cause notice to the Bank and responses were submitted by the Bank. In fiscal 2023, pursuant to the Securities Appellate Tribunal order the Securities and Exchange Board of India sought documents and materials in relation to the adjudication proceedings from the Bank, which were then submitted by the Bank.

Authorities such as the Central Bureau of Investigation, Enforcement Directorate and Income-tax authorities are also probing the matter. In the event that the Bank is found by Securities and Exchange Board of India or the Central Bureau of Investigation or by any other authority or agency to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our reputation and may impact results of operations or financial condition.

3.	Management’s Analysis of Financial Position, Operating Results and Statement of Cash Flows

The following discussion is based on our unaudited standalone financial results for the six months ended September 30, 2023.

Profit after tax increased from Rs. 144.63 billion in the six months ended September 30, 2022 to Rs. 199.09 billion in the six months ended September 30, 2023 primarily due to an increase in net interest income, an increase in fee income and a decrease in provisions and contingencies, offset, in part, by an increase in operating expenditure.

Net interest income increased by 30.5% from Rs. 279.97 billion in the six months ended September 30, 2022 to Rs. 365.35 billion in the six months ended September 30, 2023 due to an increase in net interest margin by 49 basis points to 4.65% and an increase of 17.2% in the average volume of interest-earning assets.

Fee income increased by 15.2% from Rs. 87.23 billion in the six months ended September 30, 2022 to Rs. 100.47 billion in the six months ended September 30, 2023 primarily due to an increase in payment and cards fees, income from forex and derivatives products and lending linked fees.

Non-interest expense increased by 23.2% from Rs. 157.27 billion in the six months ended September 30, 2022 to Rs. 193.78 billion in the six months ended September 30, 2023 primarily due to an increase in employee expenses, technology related expenses and direct marketing agency expenses.

Income from treasury-related activities increased from a loss of Rs. 0.49 billion in the six months ended September 30, 2022 to a gain of Rs. 1.67 billion in the six months ended September 30, 2023 primarily due to a gain on government securities and other fixed income positions.

Provisions and contingencies (excluding provisions for tax) decreased by 32.7% from Rs. 27.88 billion in the six months ended September 30, 2022 to Rs. 18.75 billion in the six months ended September 30, 2023. The provision coverage ratio was 82.6% at September 30, 2023 as compared to 80.6% at September 30, 2022.

The income tax expense increased from Rs. 47.38 billion in the six months ended September 30, 2022 to Rs. 65.84 billion in the six months ended September 30, 2023 primarily due to an increase in profit before taxes. The effective tax rate increased from 24.7% in the six months ended September 30, 2022 to 24.9% in the six months ended September 30, 2023.

Total assets increased by 15.6% from Rs. 14,886.74 billion at September 30, 2022 to Rs. 17,207.80 billion at September 30, 2023. Total advances increased by 18.3% from Rs. 9,385.63 billion at September 30, 2022 to Rs. 11,105.42 billion at September 30, 2023. Domestic advances increased by 19.3% from Rs. 9,005.72 billion at September 30, 2022 to Rs. 10,742.06 billion at September 30, 2023. Total deposits increased by 18.8% from Rs. 10,900.08 billion at September 30, 2022 to Rs. 12,947.42 billion at September 30, 2023. Term deposits increased by 31.8% from Rs. 5,821.68 billion at September 30, 2022 to Rs. 7,671.12 billion at September 30, 2023. Savings account deposits increased by 2.7% from Rs. 3,624.84 billion at September 30, 2022 to Rs. 3,723.26 billion at September 30, 2023 and current account deposits increased by 6.8% from Rs. 1,453.56 billion at September 30, 2022 to Rs. 1,553.04 billion at September 30, 2023. Average current and savings account deposits increased by 6.8% from Rs. 4,690.72 billion at September 30, 2022 to Rs. 5,011.16 billion at September 30, 2023. The current and savings account ratio (current and savings account deposits to total deposits) decreased from 46.6% at September 30, 2022 to 40.8% at September 30, 2023.

At September 30, 2023, we had 6,248 branches and extension counters, 12,510 ATMs and 4,417 cash recycler machines, as compared to 5,614 branches and extension counters, 13,254 ATMs and 3,240 cash recycler machines at September 30, 2022.

In accordance with Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a standalone basis was 16.07% at September 30, 2023, with Tier 1 capital adequacy ratio of 15.35% (excluding retained earnings for the six months ended September 30, 2023) and Common Equity Tier 1 capital adequacy ratio of 15.26% (excluding retained earnings for the six months ended September 30, 2023) as compared to 18.34% at March 31, 2023, with Tier 1 capital adequacy ratio of 17.60% and Common Equity Tier 1 capital adequacy ratio of 17.12%.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2022		2023		2023		2023/2022 % change
(in million, except percentages)
Interest income	Rs.	497,045.8	Rs.	682,480.0	JPY	1,324,011.2	37.3%
Interest expense		(217,077.5)		(317,136.3)		(615,244.4)	46.1%
Net interest income(1)	Rs.	279,968.3	Rs.	365,343.7	JPY	708,766.8	30.5%

__________________

(1)	Includes interest and amortisation of premium/discount on non-trading interest rate swaps and foreign exchange currency swaps.

Net interest income increased by 30.5% from Rs. 279.97 billion in the six months ended September 30, 2022 to Rs. 365.35 billion in the six months ended September 30, 2023 due to an increase in net interest margin by 49 basis points to 4.65% and an increase of 17.2% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 49 basis points from 4.16% in the six months ended September 30, 2022 to 4.65% in the six months ended September 30, 2023. The yield on average interest-earning assets increased by 130 basis points from 7.39% in the six months ended September 30, 2022 to 8.69% in the six months ended September 30, 2023. The cost of funds increased by 96 basis points from 3.73% in the six months ended September 30, 2022 to 4.69% in the six months ended September 30, 2023. The interest spread increased by 34 basis points from 3.66% in the six months ended September 30, 2022 to 4.00% in the six months ended September 30, 2023.

The net interest margin of domestic operations increased by 44 basis points from 4.30% in the six months ended September 30, 2022 to 4.74% in the six months ended September 30, 2023 primarily due to an increase in yield on interest-earning assets, offset, in part, by an increase in cost of funds. The yield on domestic interest-earning assets increased by 120 basis points from 7.56% in the six months ended September 30, 2022 to 8.76% in the six months ended September 30, 2023 primarily due an increase in yield on average advances and investments and an increase in proportion of average advances. The cost of domestic funds increased by 90 basis points from 3.78% in the six months ended September 30, 2022 to 4.68% in the six months ended September 30, 2023 primarily due to an increase in cost of term deposits.

The net interest margin of overseas branches increased by 86 basis points from 0.42% in the six months ended September 30, 2022 to 1.28% in the six months ended September 30, 2023.

The yield on average interest-earning assets increased by 130 basis points from 7.39% in the six months ended September 30, 2022 to 8.69% in the six months ended September 30, 2023 primarily due to the following factors:

•	The yield on average interest-earning assets increased mainly due to an increase in yield on advances and investments and an increase in proportion of average advances.

•	The yield on domestic average advances increased from 8.68% in the six months ended September 30, 2022 to 9.93% in the six months ended September 30, 2023, primarily due to repricing of existing floating rate loans and incremental lending at higher rates on account of significant increase in repurchase rates. Of the total domestic advances, interest rates on approximately 50% of domestic advances are linked to external benchmarks and interest rates on approximately 18% are linked to the marginal cost of funds based lending rate. Reserve Bank of India raised the repurchase rates by 250 basis points from 4.00% in May 2022 to 6.50% in February 2023. The impact of increase in repurchase rates from May 2022 started reflecting in the increase in overall yield through repricing of repurchase and treasury bills linked portfolio from the three months ended September 30, 2022 and onwards.

The yield on overseas advances increased by 407 basis points from 2.62% in the six months ended September 30, 2022 to 6.69% in the six months ended September 30, 2023 primarily due to repricing of floating rate/maturing advances on account of the rate hike by the U.S. Federal Reserve.

The overall yield on average advances increased by 145 basis points from 8.38% in the six months ended September 30, 2022 to 9.83% in the six months ended September 30, 2023.

•	The yield on average interest-earning investments increased by 93 basis points from 6.23% in the six months ended September 30, 2022 to 7.16% in the six months ended September 30, 2023.

The yield on investment in Indian government securities increased by 83 basis points from 6.32% in the six months ended September 30, 2022 to 7.15% in the six months ended September 30, 2023 primarily due to reset of floating rate bonds linked to treasury bills at higher rates pursuant to a significant increase in treasury bill rates and new investment in government securities at higher market yields. The yield on investment in non-government securities increased by 166 basis points from 5.57% in the six months ended September 30, 2022 to 7.23% in the six months ended September 30, 2023 due to an increase in yield on bonds and debentures, foreign government securities, commercial paper and pass through certificates.

•	The yield on other interest-earning assets decreased by 65 basis points from 3.56% in the six months ended September 30, 2022 to 2.91% in the six months ended September 30, 2023. The decrease was primarily due to a decrease in income on funding swaps, a decrease in average short-term placements (liquidity adjustment facility) with Reserve Bank of India and an increase in average balance with Reserve Bank of India, which does not earn any interest. During the six months ended September 30, 2022, Reserve Bank of India had increased the cash reserve ratio from 4.00% to 4.50%. The decrease in yield was, offset, in part, by an increase in yield on call money lent and an increase in yield on balance with other banks.

•	Interest on income tax refund decreased from Rs. 1.07 billion in the six months ended September 30, 2022 to Rs. 0.93 billion in the six months ended September 30, 2023. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds increased by 96 basis points from 3.73% in the six months ended September 30, 2022 to 4.69% in the six months ended September 30, 2023 primarily due to the following factors:

•	The cost of average deposits increased by 92 basis points from 3.51% in the six months ended September 30, 2022 to 4.43% in the six months ended September 30, 2023 primarily due to an increase in cost of domestic term deposits. The peak rate for retail term deposits increased significantly from 5.75% in May 2022 to 7.10% in February 2023 in phases during the year ended March 31, 2023 on account of significant increase in repurchase rate by the Reserve Bank of India.

The cost of savings account deposits increased marginally by 1 basis point from 3.16% in the six months ended September 30, 2022 to 3.17% in the six months ended September 30, 2023.

The average current account and savings account deposits as a percentage of total deposits decreased from 45.4% in the six months ended September 30, 2022 to 41.7% in the six months ended September 30, 2023.

•	The cost of borrowings increased by 134 basis points from 5.50% in the six months ended September 30, 2022 to 6.84% in the six months ended September 30, 2023 primarily due to an increase in cost of refinance borrowings, call money borrowings and inter-bank participatory certificates, offset, in part, by a decrease in proportion of average bond borrowings.

Our yield on advances, interest earned, net interest income and net interest margin are impacted by systemic liquidity, the competitive environment, level of additions to non-performing loans, regulatory developments, monetary policy and the economic and geopolitical factors.

Differential movement in the external benchmark rates vis-a-vis our cost of funds may impact our interest earned, yield on advances, interest expended, net interest income and net interest margin.

Interest-Earning Assets

Average interest-earning assets increased by 17.2% from Rs. 13,407.92 billion in the six months ended September 30, 2022 to Rs. 15,714.84 billion in the six months ended September 30, 2023 primarily due to an increase in average interest-earning advances by Rs. 1,836.03 billion and average investments by Rs. 703.31 billion, offset, in part, by a decrease in average other interest-earning assets by Rs. 232.42 billion.

Average advances increased by 20.5% from Rs. 8,936.87 billion in the six months ended September 30, 2022 to Rs. 10,772.90 billion in the six months ended September 30, 2023 due to an increase of 22.7% in average domestic advances, offset, in part, by a decrease of 22.1% in average overseas advances.

Average interest-earning investments increased by 22.6% from Rs. 3,106.57 billion in the six months ended September 30, 2022 to Rs. 3,809.88 billion in the six months ended September 30, 2023. Average interest-earning investments in Indian government securities increased by 21.0% from Rs. 2,743.87 billion in the six months ended September 30, 2022 to Rs. 3,319.04 billion in the six months ended September 30, 2023. Average interest-earning non-government securities increased from Rs. 362.70 billion in the six months ended September 30, 2022 to Rs. 490.84 billion in the six months ended September 30, 2023.

Average other interest-earning assets decreased by 17.0% from Rs. 1,364.48 billion in the six months ended September 30, 2022 to Rs. 1,132.06 billion in the six months ended September 30, 2023, primarily due to a decrease in call/term money lent, balance with other banks and Rural Infrastructure and Development Fund (RIDF) and related deposits, offset, in part, by an increase in balance with Reserve Bank of India.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 16.4% from Rs. 11,617.71 billion in the six months ended September 30, 2022 to Rs. 13,519.17 billion in the six months ended September 30, 2023 due to an increase in average deposits by Rs. 1,696.81 billion and increase in average borrowings by Rs. 204.64 billion.

Average deposits increased by 16.4% from Rs. 10,331.94 billion in the six months ended September 30, 2022 to Rs. 12,028.75 billion in the six months ended September 30, 2023 due to an increase in average term deposits by Rs. 1,376.36 billion and average current account and savings account deposits by Rs. 320.45 billion.

Average borrowings increased by 15.9% from Rs. 1,285.78 billion in the six months ended September 30, 2022 to Rs. 1,490.42 billion in the six months ended September 30, 2023 primarily due to an increase in refinance borrowings, inter-bank participatory certificates and bond borrowings, offset, in part, by a decrease in subordinated bonds and term money borrowings.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
				2023/2022
Particulars	2022	2023	2023	% change
	(in million, except percentages)
Fee income(1)	Rs. 87,233.3	Rs. 100,465.4	JPY 194,902.9	15.2%
Income from treasury-related activities(2)	(483.5)	1,679.3	3,257.8	-
Dividend from subsidiaries/associates/joint ventures	9,949.7	9,395.8	18,227.9	(5.6%)
Other income (including lease income)	501.3	578.7	1,122.7	16.0%
Total non-interest income	Rs. 97,200.8	Rs. 112,119.2	JPY 217,511.2	15.4%

(1)	Includes merchant foreign exchange income, margin on customer derivative transactions, income on sale of priority sector lending certificate and income from bullion business.

(2)	Includes profit/loss on sale and revaluation of investments.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries/associates/joint ventures and other income (including lease income). The non-interest income increased by 15.4% from Rs. 97.20 billion in the six months ended September 30, 2022 to Rs. 112.12 billion in the six months ended September 30, 2023 primarily due to an increase in fee income and an increase in income from treasury related activities.

Fee Income

Fee income primarily includes fees from the retail products such as loan processing fees, fees from credit cards business, account service charges and third party referral fees and commercial banking fees such as loan processing fees and transaction banking fees. The income increased by 15.2% from Rs. 87.23 billion in the six months ended September 30, 2022 to Rs. 100.47 billion in the six months ended September 30, 2023 primarily due to an increase in payment and cards fees, income from forex and derivatives products and lending linked fees.

Profit/(loss) on Treasury-related Activities (net)

Income from treasury-related activities includes income from sale of investments and changes in unrealized profit/(loss) on account of the revaluation of investments in the fixed income, equity and preference portfolio and units of venture funds and security receipts issued by asset reconstruction companies. Further, it includes income from foreign exchange transactions comprising various foreign exchange and derivative products, including options and swaps.

Income from treasury-related activities increased from a loss of Rs. 0.49 billion in the six months ended September 30, 2022 to a gain of Rs. 1.67 billion in the six months ended September 30, 2023 primarily due to a gain on government securities and other fixed income positions.

Dividend from subsidiaries/associates/joint ventures

Dividend from subsidiaries/associates/joint ventures decreased from Rs. 9.95 billion in the six months ended September 30, 2022 to Rs. 9.39 billion in the six months ended September 30, 2023.

The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries/associates/joint ventures:

	Six months ended September 30,
Particulars	2022		2023		2023
		(in million)
ICICI Prudential Asset Management Company Limited	Rs.	2,853.8	Rs.	3,421.0	JPY	6,636.7
ICICI Securities Limited		3,081.1		2,235.3		4,336.5
ICICI Lombard General Insurance Company Limited		1,179.2		1,297.1		2,516.4
ICICI Bank UK PLC		796.8		825.5		1,601.5
ICICI Securities Primary Dealership Limited		1,360.2		766.1		1,486.2
ICICI Prudential Life Insurance Company Limited		405.7		442.6		858.6
ICICI Home Finance Company Limited		164.8		300.9		583.7
India Infradebt Limited		106.5		106.5		206.6
ICICI Prudential Trust Limited		1.5		0.8		1.6
Total dividend	Rs.	9,949.6	Rs.	9,395.8	JPY	18,227.9

Other Income

Other income increased by 16.0% from Rs. 0.50 billion in the six months ended September 30, 2022 to Rs. 0.58 billion in the six months ended September 30, 2023.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Employee expenses	Rs.	57,377.4	Rs.	76,090.8	JPY	147,616.2	32.6%
Other administrative expenses		99,899.5		117,688.3		228,315.3	17.8%
Total non-interest expenses	Rs.	157,276.9	Rs.	193,779.1	JPY	375,931.5	23.2%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 23.2% from Rs. 157.27 billion in the six months ended September 30, 2022 to Rs. 193.78 billion.

Employee Expenses

Employee expenses increased by 32.6% from Rs. 57.38 billion in the six months ended September 30, 2022 to Rs. 76.09 billion in the six months ended September 30, 2023 primarily due to an increase in payroll cost, provision for performance bonus and performance-linked retention pay and an increase in provision requirement for retirement benefit obligations.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 17.7% from Rs. 93.46 billion in the six months ended September 30, 2022 to Rs. 110.04 billion in the six months ended September 30, 2023 primarily due to increase in technology related expenses and direct marketing agency expenses. The technology related expenses was 10.0% of the total non-interest expenses in the six months ended September 30, 2023.

The number of branches increased from 5,614 at September 30, 2022 to 6,248 at September 30, 2023 (at March 31, 2023: 5,900).

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	9,748.6	Rs.	(1,410.0)	JPY	(,735.4)	-
Provision for non-performing and other assets(1)		(5,302.1)		8,422.5		16,339.7	-
Provision for standard assets		4,117.3		8,447.5		16,388.2	-
Others(2)		19,319.6		3,290.0		6,382.6	(83.0%)
Total provisions and contingencies	Rs.	27,883.4	Rs.	18,750.0	JPY	36,375.0	(32.7%)

____________________
(1)	Includes restructuring related provision.

(2)	Includes nil contingency provision the six months ended September 30, 2023 (During the six months ended September 30, 2022: Rs. 25.50 billion).

Provisions and contingencies (excluding provisions for tax) decreased from Rs. 27.88 billion in the six months ended September 30, 2022 to Rs. 18.75 billion in the six months ended September 30, 2023.

Provision for non-performing and other assets was Rs. 8.42 billion in the six months ended September 30, 2023 as compared to a write-back of Rs. 5.30 billion in the six months ended September 30, 2022. During the six months ended September 30, 2023, there were higher net additions to non-performing loans primarily in retail and rural loans, offset, in part, by recoveries in non-retail loans.

Provision for investments was Rs. 9.75 billion in the six months ended September 30, 2022 as compared to a write-back of Rs. 1.41 billion in the six months ended September 30, 2023 primarily due to write-back of provision on equity shares.

Provision for standard assets increased from Rs. 4.12 billion in the six months ended September 30, 2022 to Rs. 8.45 billion in the six months ended September 30, 2023 primarily due to an increase in domestic loans.

Other provisions and contingencies decreased from Rs. 19.32 billion in the six months ended September 30, 2022 to Rs. 3.29 billion in the six months ended September 30, 2023. During the six months ended September 30, 2022, the Bank had made an additional contingency provision of Rs. 25.50 billion on a prudent basis. The Bank held contingency provision of Rs. 131.00 billion in the six months ended September 30, 2023.

Restructured Loans and Non-performing Loans

We classify our loans as performing and non-performing in accordance with Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, a loan is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, a loan is classified as non-performing if the account remains out of order for a period of 90 days; and in respect of bills, if the account remains overdue for more than 90 days. Reserve Bank of India guidelines also require a loan to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by us within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per Reserve Bank of India guidelines, the amount outstanding in the host country is classified as non-performing.

The Reserve Bank of India has separate guidelines for restructured loans. As per these guidelines, loans restructured are classified as non-performing loans. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in loans classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. The Reserve Bank of India has issued guidelines for restructuring of loans to micro and small enterprises borrowers while continuing loans classification as standard, subject to specified conditions. Further, Reserve Bank of India through its guideline on ‘Resolution Framework for COVID-19 related Stress’ dated August 6, 2020 and May 5, 2021, has provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

The following table sets forth, at the dates indicated, certain information regarding non-performing loans.

	At
	(in millions, except percentages)
September 30, 2022		March 31, 2023		September 30, 2023		September 30, 2023		2023/2022 % change
		(in millions, except percentages)
Gross non-performing loans	Rs.	314,214.2	Rs.	299,860.7	Rs.	288,947.2	JPY	560,557.6	(8.04)%
Provisions for non-performing loans		(253,266.2)		(248,360.1)		(238,539.1)		(462,765.9)	(5.81)%
Net non-performing loans	Rs.	60,948.0	Rs.	51,500.7	Rs.	50,408.1	JPY	97,791.7	(17.29)%
Gross customer loans		9,641,438.5		10,446,527.1		11,345,548.0		22,010,363.1	17.67
Net customer loans		9,385,627.8		10,196,383.0		11,105,421.4		21,544,517.5	18.32
Gross non-performing loans as a percentage of gross customer loans		3.26%		2.87%		2.55%
Net non-performing loans as a percentage of net customer loans		0.65%		0.51%		0.45%

___________________

(1) Prior period figures have been re-grouped/re-arranged where necessary.

Gross additions to non-performing loans decreased from Rs. 97.59 billion in the six months ended September 30, 2022 to Rs. 96.43 billion in the six months ended September 30, 2023. The recoveries/upgrades from non-performing loans decreased from Rs. 94.65 billion in the six months ended September 30, 2022 to Rs. 76.37 billion in the six months ended September 30, 2023. Gross non-performing loans amounting to Rs. 30.97 billion were written-off in the six months ended September 30, 2023. Gross non-performing loans decreased from Rs. 314.21 billion at September 30, 2022 to Rs. 288.95 billion at September 30, 2023 (at March 31, 2023: Rs. 299.86 billion). Net non-performing loans decreased from Rs. 60.95 billion at September 30, 2022 to Rs. 50.41 billion at September 30, 2023 (at March 31, 2023: Rs. 51.50 billion). The ratio of net non-performing loans to net customer loans decreased from 0.65% at September 30, 2022 to 0.45% at September 30, 2023 (at March 31, 2023: 0.51%).

Gross non-performing loans in the retail portfolio were 1.59% of gross retail loans at September 30, 2023 compared to 1.87% at September 30, 2022 and net non-performing loans in the retail portfolio were 0.52% of net retail loans at September 30, 2023 compared to 0.68% at September 30, 2022.

The non-fund based outstanding to borrowers classified as non-performing loans were Rs. 38.86 billion at September 30, 2023 as compared to Rs. 35.16 billion at September 30, 2022.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 67.13 billion at September 30, 2022 to Rs. 35.36 billion at September 30, 2023. The net outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 64.60 billion at September 30, 2022 to Rs. 33.77 billion at September 30, 2023. The aggregate non-fund based outstanding to borrowers whose loans were restructured was Rs. 2.57 billion at September 30, 2023.

The provision coverage ratio increased from 80.6% at September 30, 2022 to 82.6% at September 30, 2023.

In addition to the above, at September 30, 2023, the outstanding loans and non-fund facilities to borrowers in the corporate and small and medium enterprises portfolio (excluding banks, investments and fund and non-fund based outstanding to non-performing loans) rated BB and below were Rs. 47.89 billion.

Tax Expense

Income tax expense increased from Rs. 47.38 billion in the six months ended September 30, 2022 to Rs. 65.84 billion in the six months ended September 30, 2023 primarily due to an increase in profit before taxes. The effective tax rate increased from 24.7% in the six months ended September 30, 2022 to 24.9% in the six months ended September 30, 2023 primarily due to change in composition of income.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2022		March 31, 2023		September 30, 2023		September 30, 2023		2023/2022 % change
		(in million, except percentages)

Cash and cash equivalents	Rs.	1,249,129.2	Rs.	1,194,382.7	Rs.	1,094,617.0	JPY	2,123,557.0	(12.4)%
Investments(1)		3,330,308.2		3,623,297.3		4,132,530.9		8,017,110.0	24.1
Advances		9,385,627.8		10,196,383.1		11,105,421.4		21,544,517.5	18.3
Fixed assets (including leased assets)		95,096.7		95,998.4		101,659.3		197,219.0	6.9
Other assets(2)		826,580.5		732,005.0		773,567.0		1,500,720.0	(6.4)
Total assets	Rs.	14,886,742.4	Rs.	15,842,066.5	Rs.	17,207,795.6	JPY	3,383,123.5	15.6%

____________________

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 18.00% (at September 30, 2023), of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per Reserve Bank of India guidelines.

Total assets of the Bank increased by 15.6% from Rs. 14,886.74 billion at September 30, 2022 to Rs. 17,207.80 billion at September 30, 2023 primarily due to 24.1% increase in investments and 18.3% increase in advances, offset, in part, by 12.4% decrease in cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents decreased by 12.4% from Rs. 1,249.13 billion at September 30, 2022 to Rs. 1,094.62 billion at September 30, 2023, primarily due to a decrease in balance with United States Federal Reserve by Rs. 159.62 billion.

Investments

Total investments increased by 24.1% from Rs. 3,330.31 billion at September 30, 2022 to Rs. 4,132.53 billion at September 30, 2023. Investments in Indian government securities increased by 21.2% from Rs. 2,871.75 billion at September 30, 2022 to Rs. 3,480.84 billion at September 30, 2023. Other investments increased by 42.1% from Rs. 458.56 billion at September 30, 2022 to Rs. 651.69 billion at September 30, 2023 primarily due to an increase in investment in pass through certificates by Rs. 92.70 billion, bonds and debentures by Rs. 66.36 billion and commercial paper by Rs. 25.15 billion.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2023 was Rs. 1.49 billion as compared to Rs. 4.29 billion at September 30, 2022.

Advances

Net advances increased by 18.3% from Rs. 9,385.63 billion at September 30, 2022 to Rs. 11,105.42 billion at September 30, 2023.

Domestic advances increased by 19.3% from Rs. 9,005.72 billion at September 30, 2022 to Rs. 10,742.06 billion at September 30, 2023 primarily due to an increase in retail advances. Net retail advances increased by 21.4% from Rs. 5,065.16 billion at September 30, 2022 to Rs. 6,148.73 billion at September 30, 2023.

Net advances of overseas branches decreased by 4.4% from Rs. 379.91 billion at September 30, 2022 to Rs. 363.36 billion at September 30, 2023.

Fixed and other assets

Fixed assets (net block) increased by 6.9% from Rs. 95.09 billion at September 30, 2022 to Rs. 101.66 billion at September 30, 2023.

Other assets decreased by 6.4% from Rs. 826.58 billion at September 30, 2022 to Rs. 773.57 billion at September 30, 2023 primarily due to a decrease in Rural Infrastructure and Development Fund and other related deposits and a decrease in margin deposit paid for treasury products, offset, in part, by an increase in interest accrued on loans and investments.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2022		March 31, 2023		September 30, 2023		September 30, 2023		2023/2022 % change
	(in million, except percentages)
Deposits	Rs.	10,900,079.6	Rs.	11,808,406.9	Rs.	12,947,417.2	JPY	25,117,989.4	18.8%
Borrowings(1)		1,299,339.1		1,193,254.9		1,167,580.2		2,265,105.6	(10.1)
Other liabilities		862,254.6		833,250.8		932,309.0		1,808,679.5	8.1
Total liabilities		13,061,673.3		13,834,912.6		15,047,306.4		29,191,774.4	15.2
Equity share capital		13,937.9		13,967.8		14,008.3		27,176.1	0.5
Reserves and surplus		1,811,131.2		1,993,186.1		2,146,480.9		4,164,172.9	18.5
Total liabilities (including capital and reserves)	Rs.	14,886,742.4	Rs.	15,842,066.5	Rs.	17,207,795.6	JPY	33,383,123.5	15.6%

__________________

(1)	Includes borrowings in the nature of capital instruments.

Total liabilities (including capital and reserves) increased by 15.6% from Rs. 14,886.74 billion at September 30, 2022 to Rs. 17,207.80 billion at September 30, 2023 primarily due to 18.8% increase in deposits, 18.4% increase in net worth, offset, in part, by 10.1% decrease in borrowings.

Deposits

Deposits increased by 18.8% from Rs. 10,900.08 billion at September 30, 2022 to Rs. 12,947.42 billion at September 30, 2023.

Term deposits increased by 31.8% from Rs. 5,821.68 billion at September 30, 2022 to Rs. 7,671.12 billion at September 30, 2023. Savings account deposits increased by 2.7% from Rs. 3,624.84 billion at September 30, 2022 to Rs. 3,723.26 billion at September 30, 2023 and current account deposits increased by 6.8% from Rs. 1,453.56 billion at September 30, 2022 to Rs. 1,553.04 billion at September 30, 2023. The current and savings account deposits increased by 3.9% from Rs. 5,078.40 billion at September 30, 2022 to Rs. 5,276.30 billion at September 30, 2023. Current and saving accounts ratio was 40.8% at September 30, 2023 compared to 46.6% at September 30, 2022.

Average savings account deposits increased by 5.0% from Rs. 3,400.52 billion at September 30, 2022 to Rs. 3,571.66 billion at September 30, 2023 and average current account deposits increased by 11.6% from Rs. 1,290.19 billion at September 30, 2022 to Rs. 1,439.50 billion at September 30, 2023. Average current and savings account deposits increased by 6.8% from Rs. 4,690.72 billion at September 30, 2022 to Rs. 5,011.16 billion at September 30, 2023.

Deposits of overseas branches increased from Rs. 89.49 billion at September 30, 2022 to Rs. 181.51 billion at September 30, 2023.

Total deposits at September 30, 2023 formed 91.7% of the funding (i.e., deposits and borrowings) as compared to 89.3% at September 30, 2022.

Borrowings

Borrowings decreased by 10.1% from Rs. 1,299.34 billion at September 30, 2022 to Rs. 1,167.58 billion at September 30, 2023 primarily due to a decrease in repurchase borrowings, subordinated bonds and foreign currency term money borrowings, offset, in part, by an increase in refinance borrowings, bond borrowings and call money borrowings in India.

Other liabilities

Other liabilities increased by 8.1% from Rs. 862.25 billion at September 30, 2022 to Rs. 932.31 billion at September 30, 2023 primarily due to an increase in contingency provision made on prudent basis, security deposits and total bills payable.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 1,825.07 billion at September 30, 2022 to Rs. 2,160.49 billion at September 30, 2023 primarily due to accretion to reserves out of retained profit.

Statement of Cash Flow

Cash and cash equivalents decreased by 8.4% from Rs. 1,194.38 billion at March 31, 2023 to Rs. 1,094.62 billion at September 30, 2023 due to net cash outflow from investing activities and financing activities, offset, in part, by net cash inflow from operating activities. Cash and cash equivalents decreased by 25.6% from Rs. 1,678.22 billion at March 31, 2022 to Rs. 1,249.13 billion at September 30, 2022 due to net cash outflow from operating activities and investing activities, offset, in part, by net cash inflow from financing activities.

During the six months ended September 30, 2023, the net cash inflow from operating activities of Rs. 235.54 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances and other assets. During the six months ended September 30, 2022, the net cash outflow from operating activities of Rs. 227.43 billion was on account of an increase in advances and other assets, offset, in part, by an increase in deposits and cash profits for the period.

During the six months ended September 30, 2023, the net cash outflow from investing activities of Rs. 261.99 billion was primarily on account of purchase (net of sales) of held-to-maturity securities. During the six months ended September 30, 2022, the net cash outflow from investing activities of Rs. 403.70 billion was primarily on account of purchase (net of sales) of held-to-maturity securities.

During the six months ended September 30, 2023, the net cash outflow from financing activities was Rs. 73.75 billion primarily due to net repayment of long-term borrowings, offset, in part, by net proceeds from short-term borrowings.

4.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 27, 2023 for the year ended March 31, 2023, except below.

At March 31, 2023, the Bank held 74.85% of the equity shares of its broking subsidiary, ICICI Securities Limited (“ICICI Securities”), and the balance 25.15% equity shares were held by the public. On June 29, 2023, the boards of directors of the Bank and ICICI Securities approved a draft scheme of arrangement (“Scheme”) for delisting of equity shares of ICICI Securities by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in ICICI Securities, thereby making ICICI Securities a wholly owned subsidiary of the Bank, subject to requisite approvals. The public shareholders of ICICI Securities will be allotted 67 equity shares of the Bank for every 100 equity shares of ICICI Securities. On November 9, 2023, the Bank has received approval from Reserve Bank of India for making ICICI Securities a wholly owned subsidiary, subject to certain conditions. Further, in this regard, the Bank has received observation letters communicating ‘No Objection’ dated November 28, 2023 and November 29, 2023 from National Stock Exchange of India Limited and BSE Limited respectively. The proposed transaction remains subject to various statutory approvals, inter alia, including approvals from the National Company Law Tribunal and the respective shareholders and creditors of the companies involved in the Scheme, as may be required.

5.	Research and Development Activities

Please refer to “- II. - 2. Nature of Business”.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our existing Registered Office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India. The Board of Directors at their Meeting held on May 9, 2020 approved the shifting of Registered Office to its corporate headquarters. The Shareholders at the Annual General Meeting held on August 14, 2020 also approved the shifting of Registered Office of the Bank.

ICICI Bank had a domestic service network consisting of 6,248 branches, 16,927 ATMs and cash recycler machines at September 30, 2023 compared to 5,614 branches, 16,494 ATMs and cash recycler machines at September 30, 2022. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 55 controlling or administrative offices, including our Registered Office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 46 currency chests. We also provide residential facilities to employees in India. At September 30, 2023, we owned 488 apartments for providing residential facilities to our employees.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 27, 2023 for fiscal 2023.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2023)

Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
12,500,000,000 equity shares of Rs. 2/- each	7,003,087,787 (1) shares	5,496,912,213 shares

__________________

(1)	Excludes 266,089 shares forfeited.

(ii)	Issued Shares

(At September 30, 2023)

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 2/- each	Ordinary shares	7,003,087,787 (1) shares	Underlying equity shares on: BSE (formerly Bombay Stock Exchange); and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2/- each
Total	-	7,003,087,787 (1) shares	-	-

________________

(1)	Excludes 266,089 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease) (1)	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total equity shares of Rs. 2/- each outstanding as on April 1, 2023		6,982,815,731		13,965,631,462 (JPY 27,093,325,036)	-
During fiscal year 2024 (Up to September 30, 2023)	20,272,056	7,003,087,787	40,544,112 (JPY 78,655,577)	14,006,175,574 (JPY 27,171,980,614)	Allotment of 20,272,056 shares issued on exercise of options, under the Employee Stock Option Scheme 2000.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At December 15, 2023)

Shareholder	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depository for ADS holders)	1,370.08	19.5%
SBI Mutual Fund	418.09	6.0%
Life Insurance Corporation of India	390.86	5.6%
ICICI Prudential Mutual Fund	244.79	3.5%
HDFC Mutual Fund	190.74	2.7%
GIC Private Limited	178.76	2.5%
NPS Trust	153.06	2.2%
UTI Mutual Fund	133.48	1.9%
Nippon India Mutual Fund	100.32	1.4%
Aditya Birla Sun Life Mutual Fund	89.23	1.3%
Kotak Mutual Fund	84.50	1.2%
SBI Life Insurance Company	83.33	1.2%
Mirae Asset Mutual Fund	78.06	1.1%
Norges Bank	73.07	1.0%
Total	3,588.37	51.1%

2.	Statement of Directors and Officers

Number of male directors and executive officers: 10. Number of female directors and executive officers: 2 (percentage of female directors and executive officers: 16.67%)

(At December 21, 2023)

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 15, 2023
Non-executive Part-time Chairman	Mr. Girish Chandra Chaturvedi (70)	Mr. Girish Chandra Chaturvedi has master’s degrees in physics and social policy in developing countries from the University of Allahabad and the London School of Economics respectively. He joined the Indian Administrative Service in 1977, serving at various levels across a number of sectors, including banking, insurance, pension, health, family welfare and petroleum and natural gas. He also served as a government nominee director on the boards of several banks, insurance companies and financial institutions. He retired in 2013 as the secretary of the Ministry of Petroleum and Natural Gas.	June 30, 2024(1)	Nil
Non-Executive Director	Mr. Uday Chitale (74)	Mr. Uday Chitale is a chartered accountant with professional standing of over 45 years and was a senior partner of M. P. Chitale & Co, chartered accountants. He is also active in the field of arbitration and conciliation of commercial disputes. He has served on the boards of several companies and was a board member of the Bank from 1997 to 2005 as well. He served on the global board of directors and as Vice President-Asia Pacific of the worldwide association of accounting firms DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets promoted by Securities and Exchange Board of India.	October 19, 2024(6)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 15, 2023

Non-Executive Director	Ms. Neelam Dhawan (64)	Ms. Neelam Dhawan is an economics graduate from St Stephen’s College, Delhi University and has a master’s in business administration degree from the Faculty of Management Studies, Delhi University. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across Hindustan Computers Limited, IBM, Microsoft and Hewlett Packard Enterprise. She has been Managing Director and leader of the country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was in Hewlett Packard Enterprise that of as Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan.	January 11, 2026(6)	Nil
Non-Executive Director	Mr. Subramanian Madhavan (67)	Mr. Subramanian Madhavan is a chartered accountant and holds a post graduate diploma in business management from the Indian Institute of Management, Ahmedabad. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has around 38 years of experience in accountancy, economics, finance, law, information technology, human resources, risk management, business management and banking.	April 13, 2027(7)	4,000

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 15, 2023
Non-Executive Director	Mr. Hari L. Mundra (74)	Mr. Hari L. Mundra has a bachelor of arts degree and a post graduate degree in business management from the Indian Institute of Management, Ahmedabad. He began his career in 1971 in Hindustan Unilever Limited and was the youngest member of its board as the Vice President and Executive Director in charge of exports at the time he left in 1995. He subsequently held leadership positions in major Indian industrial conglomerates, in areas including pharmaceuticals and healthcare, and petrochemicals. He has 50 years of extensive industrial experience in India and Indonesia.	October 25, 2024(7)	Nil
Non-Executive Director	Mr. Radhakrishnan Nair (68)	Mr. Radhakrishnan Nair holds degrees in science, securities laws, management and law. He has around 40 years of experience in banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank and also served as the Managing Director of Corporation Bank Securities Limited. He was Executive Director at Securities and Exchange Board of India from 2005 to 2010 and Member (Finance and Investment) in the Insurance Regulatory and Development Authority of India from 2010 to 2015. He has been a member of various committees of International Organization of Securities Commissions and the International Association of Insurance Supervisors.	May 1, 2026(6)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 15, 2023
Non-Executive Director	Mr. Balasubramanyam Sriram (65)	Mr. Balasubramanyam Sriram is a Certificated Associate of the Indian Institute of Banking Finance (formerly known as The Indian Institute of Bankers) and holds diplomas in international law and diplomacy from the Indian Academy of International Law & Diplomacy and management from the All India Management Association. He has bachelors and master’s degrees in science (physics) from St. Stephen’s College, Delhi University. Mr. Sriram worked with State Bank of India for about 37 years. Mr. Sriram was Managing Director of State Bank of Bikaner & Jaipur from 2013 to 2014, Managing Director of State Bank of India from 2014 to 2018 and Managing Director & Chief Executive Officer of IDBI Bank Limited from June to September 2018. He was also a part time member of the Insolvency and Bankruptcy Board of India.	January 13, 2027(7)	Nil
Non-Executive Director	Ms. Vibha Paul Rishi (63)	Ms. Vibha Paul Rishi is an economics graduate from Lady Shri Ram College, Delhi University and also has a master’s in business administration with a specialisation in marketing from the Faculty of Management Studies, University of Delhi. She has worked at senior positions in branding, strategy, innovation and human capital around the world. She started her career with the Tata Group and was part of the core team for launching Titan watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, U.S. and UK. She was one of the founding team members of PepsiCo when it started operations in India. Ms. Rishi serves on the boards and board committees of several reputed companies.	January 22, 2030(4)	330 (as joint holder with Ms. Amrit Paul as first holder)

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 15, 2023
Managing Director and CEO	Mr. Sandeep Bakhshi (63)	Mr. Sandeep Bakhshi is an engineer and has a masters’ degree in business administration. Mr. Sandeep Bakhshi joined ICICI Limited in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank Limited on June 19, 2018 as Chief Operating Officer and was appointed as Managing Director and Chief Executive Officer of ICICI Bank Limited on October 15, 2018.	October 3, 2026(2)	250,000
Executive Director	Mr. Sandeep Batra (57)	Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in the year 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is currently responsible for corporate communications, finance, legal, human resources and secretarial functions and has administrative oversight over risk management, internal audit and compliance functions. He also serves on the board of ICICI Prudential Life Insurance, ICICI Lombard General Insurance, ICICI Prudential Asset Management and ICICI Venture.	December 22, 2025(3)	214,000

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 15, 2023
Executive Director	Mr. Rakesh Jha (52)	Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role. He was appointed as an Executive Director on the Board of ICICI Bank with effect from September 2, 2022. He is responsible for the retail, small enterprises and corporate banking businesses of the Bank. He also serves on the board of ICICI Lombard General Insurance Company Limited, ICICI Securities Limited, ICICI Home Finance Company Limited and ICICI Venture.	September 1, 2025(5)	81,700
Group Chief Financial Officer	Mr. Anindya Banerjee (47)	Mr. Anindya Banerjee is a chartered accountant. He joined ICICI Group in 1998 and initially worked in the area of corporate banking before moving to planning and strategy function in the corporate office. He was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022. His current responsibilities include financial reporting, planning and strategy and asset-liability management.	Regular employment	169,500

(1)	Mr. Girish Chandra Chaturvedi was appointed as an independent Director from July 1, 2018 to June 30, 2021. Subsequently, he was appointed as non-executive (part-time) Chairman effective July 17, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was re-appointed for the second term as an independent Director and as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021 to June 30, 2024.

(2)	Mr. Sandeep Bakhshi was appointed as a wholetime Director and Chief Operating Officer (Designate) by the Board of Directors at its meeting held on June 18, 2018. The Reserve Bank of India and shareholders approved his appointment as a wholetime Director effective from July 31, 2018. The Board of Directors at its meeting held on October 4, 2018 approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer for a period of five years, subject to the approval of the Reserve Bank of India and shareholders. The Reserve Bank of India on October 15, 2018 initially approved his appointment as Managing Director and Chief Executive Officer for a period of three years effective from October 15, 2018 and subsequently on August 24, 2021 approved his re-appointment from October 15, 2021 till October 3, 2023. The shareholders at the Annual General Meeting held on August 9, 2019 have approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer of the Bank for a period effective from October 15, 2018 to October 3, 2023. The Board of Directors of the Bank at its meeting held on October 22, 2022 approved the re-appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer of the Bank for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to approval of the Reserve Bank of India and shareholders of the Bank. The shareholders at the Annual General Meeting held on August 30, 2023 approved the said re-appointment of Mr. Sandeep Bakhshi for the period from October 4, 2023 till October 3, 2026. The Reserve Bank of India vide its letter dated September 11, 2023, has communicated its approval for the re-appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank with effect from October 4, 2023 till October 3, 2026.

(3)	Mr. Sandeep Batra was appointed as a wholetime Director (designated as an Executive Director) by the Board of Directors at its meeting held on May 6, 2019 for a period of five years effective from May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a wholetime Director (designated as an Executive Director) for a period of five years effective from May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later. In line with a Reserve Bank of India letter dated October 30, 2019, the Board of Directors at its meeting held on September 16, 2020 approved the filing of a fresh application to the Reserve Bank of India for the purpose of approval of appointment of Mr. Sandeep Batra as a wholetime Director (designated as Executive Director) of the Bank, for a period of five years or date of retirement, whichever is earlier, effective from September 17, 2020 or the date of approval of appointment by the Reserve Bank of India, whichever is later. The Reserve Bank of India has approved the appointment of Mr. Sandeep Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors through a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as a wholetime Director (designated as an Executive Director) of the Bank. The Board of Directors of the Bank at its meeting held on May 28, 2023 approved the re-appointment of Mr. Sandeep Batra as Executive Director of the Bank for a further period of two years with effect from December 23, 2023 to December 22, 2025. The Reserve Bank of India, vide its letter dated December 20, 2023, has communicated its approval for the re-appointment of Mr. Sandeep Batra as Executive Director of the Bank with effect from December 23, 2023 till December 22, 2025. This renewed term of two years is within the five years term as previously approved by the shareholders.

(4)	The Board at its meeting held on January 22, 2022 appointed Ms. Vibha Paul Rishi as an additional (independent) director for a period of five years with effect from January 23, 2022 subject to the approval of shareholders. The shareholders through postal ballot on March 27, 2022 approved the appointment of Ms. Vibha Paul Rishi as an independent Director for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027.

(5)	The Board of Directors at its meeting held on April 23, 2022 approved the appointment of Mr. Rakesh Jha as an additional director and wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 30, 2022 approved the appointment of Mr. Rakesh Jha as Director and Wholetime Director (designated as Executive Director) for a period of five years effective May 1, 2022 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The Reserve Bank of India vide its letter dated September 2, 2022 has communicated its approval for the appointment of Mr. Rakesh Jha as an Executive Director of the Bank for a period of three years from the date of its approval i.e., September 2, 2022.

(6)	The Board of Directors of the Bank at its meeting held on June 28, 2022 and the shareholders at the Annual General Meeting held on August 30, 2022 approved the re-appointment of the following Directors:

•	Ms. Neelam Dhawan as an independent Director of the Bank for a second term commencing from January 12, 2023 to January 11, 2026;

•	Mr. Uday Chitale as an independent Director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024;

•	Mr. Radhakrishnan Nair as an independent Director of the Bank for a second term commencing from May 2, 2023 to May 1, 2026.

(7)	The Board of Directors of the Bank at its meeting held on May 28, 2023 and the shareholders at the Annual General Meeting held on August 30, 2023 approved the re-appointment of the following Directors:

•	Mr. Hari Mundra as an independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024;

•	Mr. B. Sriram as an independent Director of the Bank for a second term commencing from January 14, 2024 to January 13, 2027;

•	Mr. S. Madhavan as an independent Director of the Bank for a second term commencing from April 14, 2024 to April 13, 2027.

(8)	The Board of Directors of the Bank at its meeting held on November 24, 2023, approved the appointment of Mr. Ajay Gupta (DIN: 07580795) as an Additional Director and whole-time Director (designated as Executive Director) of the Bank subject to necessary approvals effective from November 27, 2023 or the date of approval from Reserve Bank of India, whichever is later. The appointment shall be for a period till November 26, 2026. He is currently responsible for technology, credit, data sciences and analytics, and operations.

(9) Dates mentioned under “term” in respect of non-Executive Directors (other than the Chairman) refer to the maximum tenure permitted under the Banking Regulation Act.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six months ended September 30, 2023 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on October 25, 2023, and are prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”).

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank are summary financial information and extracted from the condensed interim financial statements for the six months ended September 30, 2023. The complete set of condensed interim financial statements for the six months ended September 30, 2023 were reviewed by the joint statutory auditors, MSKA & Associates, Chartered Accountants and KKC & Associates LLP (formerly known as Khimji Kunverji & Co LLP), Chartered Accountants. Since the complete set of the unaudited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same has not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1 = ¥1.94, which was the telegraphic transfer customer selling exchange rate of MUFG Bank, Ltd. as of December 1, 2023.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

	Six months ended		Six months ended
	30-Sep-22		30-Sep-23
	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net interest income	27,997	543,142	36,535	708,779
Non-interest income	9,768	189,499	11,044	214,254
-Fee income	8,723	169,226	10,047	194,912
-Dividend income from subsidiaries/associates	995	19,303	939	18,217
-Other income	50	970	58	1,125
Less:
Operating expense	15,727	305,104	19,378	375,933
Core operating profit[1]	22,038	427,537	28,201	547,099
Total net provision	2,788	54,087	1,875	36,375
Contingency provisions[2]	2,550	49,470	-	-
Other provisions	238	4,617	1,875	36,375
Profit before tax excl. treasury	19,250	373,450	26,326	510,724
Treasury	(49)	(951)	167	3,240
Profit before tax	19,201	372,499	26,493	513,964
Less:
Provision for taxes	4,738	91,917	6,584	127,730
Profit after tax	14,463	280,582	19,909	386,235

1.	Excluding treasury income

2.	The Bank continues to hold contingency provision of Rs 13,100 crore (US$ 1.6 billion) as at September 30, 2023.

3.	Prior period numbers have been re-arranged where necessary.

Summary Balance Sheet (as per standalone Indian GAAP accounts)

	September 30, 2023		March 31, 2023
	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,401	27,179	1,397	27,102
Employee stock option outstanding	1,078	20,913	761	14,763
Reserve and surplus	213,570	4,143,258	198,558	3,852,025
Deposits	1,294,742	25,117,995	1,180,841	22,908,315
Borrowings (includes subordinated debt)	116,758	2,265,105	119,325	2,314,905
Other liabilities and provisions	93,231	1,808,681	83,325	1,616,505
Total capital and liabilities	1,720,780	33,383,132	1,584,207	30,733,616

Assets
Cash and balances with Reserve Bank of India	66,221	1,284,687	68,526	1,329,404
Balance with banks and money at call and short notice	43,241	838,875	50,912	987,693
Investments	413,253	8,017,108	362,330	7,029,202
Advances	1,110,542	21,544,515	1,019,638	19,780,977
Fixed assets	10,166	197,220	9,600	186,240
Other assets	77,357	1,500,726	73,201	1,420,099
Total Assets	1,720,780	33,383,132	1,584,207	30,733,616

1.	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2023		September 30, 2022		March 31, 2023
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
Interest earned	76,043.97	1,475,253.02	55,009.09	1,067,176.35	121,066.81	2,348,696.11
-Interest/discount on advances/bills	55,588.75	1,078,421.75	39,315.57	762,722.06	87,929.24	1,705,827.26
-Income on investments	18,111.01	351,353.59	12,940.87	251,052.88	27,905.03	541,357.58
-Interest on balances with Reserve Bank of India and other inter-bank funds	1,281.77	24,866.34	1,002.93	19,456.84	2,305.46	44,725.92
-Others	1,062.44	20,611.34	1,749.72	33,944.57	2,927.08	56,785.35
Other income	33,332.29	646,646.43	29,387.46	570,116.72	65,111.99	1,263,172.61
TOTAL INCOME	109,376.26	2,121,899.44	84,396.55	1,637,293.07	186,178.80	3,611,868.72
Interest expended	34,275.67	664,948.00	23,086.03	447,868.98	50,543.39	980,541.77
Operating expenses	43,967.68	852,972.99	37,690.03	731,186.58	82,439.02	1,599,316.99
-Employee cost	9,473.56	183,787.06	7,263.07	140,903.56	15,234.17	295,542.90
-Other operating expenses	34,494.12	669,185.93	30,426.96	590,283.02	67,204.85	1,303,774.09
TOTAL EXPENDITURE (excluding provisions and contingencies)	78,243.35	1,517,920.99	60,776.06	1,179,055.56	132,982.41	2,579,858.75
OPERATING PROFIT (Profit before provisions and contingencies)	31,132.91	603,978.45	23,620.49	458,237.51	53,196.39	1,032,009.97
Provisions (other than tax) and contingencies	1,994.05	38,684.57	2,783.76	54,004.94	6,939.93	134,634.64
PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX	29,138.86	565,293.88	20,836.73	404,232.56	46,256.46	897,375.32
Exceptional items
Add: Share of profit in associates	586.49	11,377.91	517.78	10,044.93	998.29	19,366.83
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST	29,725.35	576,671.79	21,354.51	414,277.49	47,254.75	916,742.15
Tax expense	7,360.04	142,784.78	5,295.11	102,725.13	11,793.44	228,792.74
-Current tax	7,146.07	138,633.76	5,372.40	104,224.56	11,456.44	222,254.94
-Deferred tax	213.97	4,151.02	(77.29)	(1,499.43)	337.00	6,537.80
Less: Share of profit/(loss) of minority shareholders	833.06	16,161.36	667.88	12,956.87	1,424.67	27,638.60
NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX	21,532.25	417,725.65	15,391.52	298,595.49	34,036.64	660,310.82
Extraordinary items (net of tax expenses)
NET PROFIT FOR THE PERIOD	21,532.25	417,725.65	15,391.52	298,595.49	34,036.64	660,310.82
Paid-up equity share capital (face value Rs. 2/- each)	1,400.83	27,176.10	1,393.79	27,039.53	1,396.78	27,097.53
Reserves excluding revaluation reserves	226,314.47	4,390,500.72	190,007.24	3,686,140.46	209,248.29	4,059,416.83
Earnings per share (EPS)
Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	30.79	597.33	22.13	429.32	48.86	947.88
Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	30.19	585.69	21.66	420.20	47.84	928.10

2.	Other Information

(1)       Legal and Regulatory Proceedings

There has been no material change since the last ASR filed on September 27, 2023 for fiscal 2023, except for the following:

Litigation

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. We are also subject to counterclaims arising in connection with our enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision made.

We had a total provision of Rs. 895 million at September 30, 2023 for 676 cases with claims totaling to Rs. 2.3 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2023, such claims amounted to a total of Rs. 3.9 billion relating to 48 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we do not make a provision, nor do we include the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 405 such cases at September 30, 2023. Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At September 30, 2023, there were 143 ongoing litigations (including those where the likelihood of our incurring liability is assessed as ‘probable’, ‘possible’ and ‘remote’), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 779.1 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

Contingent Tax Liability

At September 30, 2023, our contingent tax liability was assessed at an aggregate of Rs. 81.7 billion, mainly pertaining to income tax, service tax, goods and services tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands as at September 30, 2023. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 81.7 billion:

(1)	Rs. 74.0 billion related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax and interest tax, where we were relying on favorable precedent decisions of the appellate authorities and opinions from counsel. The key disputed liabilities were:

•	Rs. 28.4 billion related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own cases and other similar cases;

•	Rs. 15.0 billion related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 6.5 billion related to disallowance of provision for operating expense by the tax authorities treating it as contingent in nature. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in other similar cases;

•	Rs. 6.9 billion related to the disallowance of interest paid on perpetual bonds as the tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in the Group’s own case;

•	Rs. 4.7 billion related to the disallowance of depreciation claims on leased assets, due to treatment of the lease transactions as loan transactions by the tax authorities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own case and other similar cases;

•	Rs. 4.0 billion related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from counsel and past decision by the appellate authorities in the Group’s own case;

•	Rs. 3.8 billion relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax provisions have 180 days limit as against 90 days followed by the Bank. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in our own and other similar cases;

•	Rs. 1.0 billion related to taxability of amounts withdrawn from the special reserve. The Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders;

(2)	Rs. 6.5 billion was in respect of service tax and goods and service tax matters which mainly pertain to the demands along with interest and penalty levied by the service tax and goods and service tax authorities wherein we are relying on favorable opinion from counsel. The key disputed liabilities were:

•	Rs. 2.1 billion relates to disallowance of input credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same. We have relied on favorable opinion from counsel;

•	Rs. 1.5 billion relates to service tax and interest on interchange fees received by us as an issuing bank. We have relied on favorable opinion from counsel;

(3)	Rs. 1.2 billion pertained to sales tax/value added tax demand. The matters mainly relate to procedural issues like submission of statutory forms and adhoc additions in turnover. We have relied on favorable opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, we believe that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liabilities do not include Rs. 31.9 billion of disputed tax demands, which are considered as remote. Of the total disputed tax demands classified as remote, Rs. 27.5 billion pertained mainly to the deduction of bad debts, broken period interest and levy of penalties which are covered by favorable Supreme Court of India decisions in own/other cases and Rs. 3.5 billion pertained to error requiring rectification by tax authorities. Therefore, they were not required to be disclosed as contingent liability.

Penalties

By an order dated October 17, 2023, Reserve Bank of India has imposed a monetary penalty of Rs. 12.19 crore on the Bank for three specifically observed acts/omissions leading to stated contravention of directions issued by Reserve Bank of India. The Bank has paid the penalty.

(2)       Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2023 include notes describing the differences between accounting principles generally accepted in India (“Indian GAAP”) and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights, except the entities in which the control does not rest with the Bank. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity. Further, under U.S. GAAP, when an entity loses control in its former subsidiary, that entity is required to derecognize assets and liabilities (along with non-controlling interest) of the former subsidiary from consolidated financial statements and fair value its retained interest in former subsidiary on the date of deconsolidation. Any difference between the fair value of retained interest in former subsidiary and carrying value of assets and liabilities (along with non-controlling interest) of the former subsidiary is recognized as gain or loss on deconsolidation in earning.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation. In addition, if an entity loses control of a former subsidiary and the former subsidiary becomes an associate, the difference between the interest and the sale price is recorded as gain or loss on sale in the consolidated statement of income. The remaining interest is recorded as an equity method investment in an affiliate. If a subsidiary ceases to be an affiliated company due to the sale of its shares, the difference between the interest and the sale price is recorded as gain or loss on sale in the consolidated statement of income. Investments in the remaining investee are valued at the carrying amount of the parent company's individual balance sheet.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Fair value accounting of financial instruments

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loans, guarantees and investments were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically, over a period not exceeding 20 years. Also, goodwill is subject to an impairment testing.

(5)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of both hedging items and hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but there were no specific standards equivalent to U.S. GAAP for fair value measurement exist.

However, from the beginning of the fiscal year starting on or after April 1, 2021, ASBJ Statement No. 30 "Accounting Standard for Calculation of Fair Value" and ASBJ Guidance No. 31 "Guidance on Accounting Standard for Calculation of Fair Value" have been applied. As a result, U.S. GAAP and Japanese GAAP have similar concepts of fair value, but Japanese GAAP covers financial instruments and inventories held for trading purposes only. Equity securities and others for which market prices are not available shall be carried in the balance sheet at the acquisition cost in accordance with conventional ASBJ Statement No. 10, "Accounting standards for financial instruments".

(8)	Allowance for impairment losses on available-for-sale debt securities

Under U.S. GAAP, ASC Topic 326 “Financial Instruments – Credit Losses” requires an entity to identify whether the decline in the fair value below the amortized cost basis of the debt security has resulted from credit loss or other factors. Impairment allowance relating to credit losses are to be recognized in earnings and the non-credit risk component in other comprehensive income. However, the allowance should be limited by the amount that the fair value is less than the amortized cost basis. If an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis, any allowance for credit losses shall be written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Accounting for Equity Securities

Under U.S. GAAP, in accordance with ASC Topic 321-10-35 “Equity Securities – Subsequent Measurement”, equity securities are subsequently measured at fair value in the balance sheet, and unrealized holding gains and losses are included in earnings. However, equity securities without readily determinable fair values are measured by electing either a) at fair value and the change is recognized in earnings or b) measured at cost minus impairment plus/minus changes resulting from observable price changes for identical or similar investment of the same issuer, and the adjustment is recognized in earnings.

In Japan, equity securities are measured in accordance with their classification (trading securities, subsidiary and associates’ securities, available-for-sale securities). The trading securities are marked-to-market through earnings. Investments in subsidiaries and associates’ securities are carried in the balance sheet at cost. Available-for-sale securities are marked-to- market with changes are recognized through equity and losses may be recognized through earnings. Investment in subsidiary and associates’ securities as well as available-for-sale securities are subject to impairment accounting.

(10)	Pensions

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, net pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required for the accounting of unrecognized prior year service costs and actuarial gains or losses; however, the corridor approach is not allowed.

(11)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(12)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

(13)	Leases (lessee’s accounting)

Under U.S. GAAP, in accordance with ASC Topic 842 – “Leases”, a right to use asset and a lease liability are required to be recognized at the commencement of the lease for all leases and a single lease cost is recognized, which is calculated such that the cost of the operating lease is allocated over the lease term generally on a straight line basis.

In Japan, lease contracts are classified as finance lease and operating lease, and for a finance lease, lease assets and lease liability are recognized. In addition, finance lease is accounted for in the same way as buy/ sell transaction, and operating lease transactions are accounted for in the same way as rental transaction.

(14)	Allowance for expected credit losses

Under U.S. GAAP, in accordance with ASC Topic 326- Financial Instruments – Credit Losses, the allowance for lifetime expected credit losses on financial receivables are to be computed after considering the past and current available information, which would reflect current estimation of all lifetime expected credit losses. An entity is required to measure lifetime expected credit losses of financial assets on a collective (pool) basis when similar risk characteristic(s) exist. If an entity determines that a financial asset does not share similar risk characteristics with its other financial assets, the entity shall evaluate the financial asset for lifetime expected credit losses on an individual basis. If a financial asset is evaluated on an individual basis, an entity also should not include it in a collective evaluation. That is, financial assets should not be included in both collective assessments and individual assessments.

In Japan, general and specific reserves are established for loan losses deemed to be uncollectible by management. General reserve for normal receivables shall be estimated using reasonable criteria established in accordance with the condition of the receivables, such as the historical credit loss percentage, either by regarding all receivables as a whole, or by classifying the receivables into subclasses or similar receivables. Specific reserve applied to receivables that are individually identified as being uncollectible, are established based on a solvency analysis of each borrower.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control over the composition of board of directors/governing body to obtain economic benefit from their activities, are fully consolidated on a line-by-line basis. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, jointly controlled entities are treated as affiliate and accounted for using equity method accounting, when they meet certain requirement, and there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

Under Japanese accounting principles, on acquisition of control in investee company, which was earlier accounted as an equity affiliate, investment in equity affiliate needs to be re-measured at fair value on acquisition date with resulting gain/loss accounted through profit and loss account.

(2)	Sale of stake in subsidiary company

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement.

Under Japanese accounting principles, when the parent’s control over a subsidiary continues, the difference between the amount of parent’s share in the subsidiary pertaining to partial disposition and the sales proceeds is reflected in capital surplus, and not recognized in the income statement.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitization to be amortized based on the method prescribed in the guidelines. As per the Reserve Bank of India guidelines issued on September 24, 2021, gain realized at the time of securitization of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitization immediately at the time of sale.

The unrealized gains, associated with expected future margin income is recognized in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortized over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognized at the time of sale. Net loss arising on account of direct assignment of loan assets is recognized at the time of sale. As per the Reserve Bank of India guidelines issued on September 24, 2021, any loss or realized gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortized over the loan tenure.

In accordance with Reserve Bank of India guidelines, in case of non-performing/loans sold to asset reconstruction companies, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the loan is sold.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

Till March 31, 2021, the Bank recognized cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the closing price on the stock exchange with highest trading volume of the underlying shares, immediately prior to the grant date.

Pursuant to Reserve Bank of India clarification dated August 30, 2021, the cost of stock options granted after March 31, 2021 is recognized based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognized on intrinsic value method.

The cost of stock options is recognized in the profit and loss account over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealized, is ignored, while net depreciation is provided. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided for. Non-performing investments are identified based on the Reserve Bank of India guidelines. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

Under Japanese accounting principles, brokerage and commission costs paid at acquisition are included in acquisition costs of securities.

(8)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with Reserve Bank of India guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations, but which are standard as per extant Reserve Bank of India guidelines are classified as non-performing assets to the extent of amount outstanding in the respective host country. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India. Interest on non-performing advances is transferred to an interest suspense account and not recognized in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on Reserve Bank of India guidelines is not accounted as restructuring of loan. The Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ provide a prudential framework for resolution plan of certain loans. The borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per Reserve Bank of India guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are non-performing assets both as per the Reserve Bank of India guidelines and host country guidelines, provisions are made at the higher of the provisions required as per the internal provisioning norms and host country regulations. Provision on homogeneous non-performing retail loans and advances, subject to minimum provisioning requirements of Reserve Bank of India, are made on the basis of the ageing of the loans. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to the Reserve Bank of India, the entire amount, is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or wilful defaulters, the Bank makes accelerated provisions as per the Reserve Bank of India guidelines.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions.

The Bank makes provision on restructured loans subject to minimum requirements as per Reserve Bank of India guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines.

In terms of Reserve Bank of India guideline, the non-performing assets are written-off in accordance with the Bank’s policy. Amounts recovered against bad debts written-off are recognized in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per large exposure framework of Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and the Reserve Bank of India requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorized into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

The Bank makes additional provisions as per Reserve Bank of India guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the Reserve Bank of India, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per Reserve Bank of India guidelines.

The Bank, on prudent basis, has made contingency provision on certain loan portfolios, including borrowers who had taken moratorium at any time during fiscal year 2021 under the extant Reserve Bank of India guidelines related to Covid-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and Reserve Bank of India, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant Reserve Bank of India guidelines or any regulatory guidance/instructions.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(9)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on Reserve Bank of India circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by the Institute of Chartered Accountants of India. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognized in the profit and loss account.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(10)	Deferred tax

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets.

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(11)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(12)	Property, Plant and Equipment

Non-banking assets acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant Reserve Bank of India guidelines or specific directions of the Reverse Bank of India.

There is no accounting principle ruling for assets acquired in satisfaction of claims under Japanese accounting principles.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2023	filed on September 27, 2023

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date :	December 26, 2023	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager